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Item 77E



During the six months ended covered in this report, there has been no change in the status of the following litgation.

In December 2001 the Enforcement Directorate of the Indian Ministry of Finance (the "ED") issued an order blocking the withdrawal of Rs. 14,137,200 (approximately $300,000) in deposits held by the SunAmerica Series Trust Emerging Markets Portfolio's (the "Portfolio") Indian sub-custodian. The blocking order stemmed from an investigation by the ED of an Indian brokerage firm, First Global Securities, including a private placement transaction by the firm in which the Portfolio and other institutional investors participated. The ED has also blocked accounts of 19 other foreign investors involved in the transaction. In May 2002 the ED filed a motion against the Portfolio and the other institutional investors to show cause why an administrative adjudication proceeding should not be brought against the Portfolio and the other investors for the forfeiture of the amount blocked. The ED alleges that the Portfolio and the other investors violated Indian foreign exchange control laws when participating in the private placement.

The Portfolio, acting through its sub-advisor, Putnam Investment Management, is defending itself in the ED adjudication and seeking removal of the blocking order.